                                   EXHIBIT 2.1

                            ASSET PURCHASE AGREEMENT

                                     BETWEEN

                          APPLIED DIGITAL ACCESS, INC.

                                       AND

                                MPR TELTECH LTD.

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
1.       INTERPRETATION  2
         1.1      Definitions  2
         1.2      Interpretation  4
         1.3      Schedules  4

2.       PURCHASE AND SALE  5
         2.1      Purchase of Purchased Assets  5
         2.2      Excluded Assets  5
         2.3      Excluded Physical Assets  5
         2.4      No Assumption of Liabilities  6
         2.5      Purchase Price  6
         2.6      Manner of Payment  6
         2.7      Issuance of Stock  6
         2.8      Allocation of Purchase Price.  6
         2.9      Taxes  6
         2.10     Title  6
         2.11     Election  6

3.       MPR's REPRESENTATIONS AND WARRANTIES  7
         3.1      Representations and Warranties  7
         3.2      Purchased Assets "AS IS, WHERE IS" 11
         3.3      Purchaser's Sole Remedy 11
         3.4      Survival of MPR's Representations and Covenants 11
         3.5      MPR's Liability 11
         3.6      Conditions for Indemnification 12
         3.7      No Liability for Customer Software 12
         3.8      Covenant of BC Telecom. 13

4.       PURCHASER'S REPRESENTATIONS AND WARRANTIES 13
         4.1      Representations and Warranties 13
         4.2      MPR's Sole Remedy 14
         4.3      Survival of Purchaser's Representations and Covenants 14
         4.4      Purchaser's Liability 14
         4.5      Conditions for Indemnification 15
         4.6      Offers of Employment 15

5.       CONDITIONS TO CLOSING 15
         5.1      Conduct of SSN Business Unit 16
         5.2      Subsequent Events 16
         5.3      Conditions for Purchaser's Benefit 16
         5.4      Conditions for MPR's Benefit 17
         5.5      Non-Fulfilment of Conditions 17
         5.6      No Prejudice to Other Rights 17

                                       ii

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6.       CLOSING 18
         6.1      Time and Place of Closing 18
         6.2      MPR's Obligations on Closing 18
         6.3      Purchaser's Obligations on Closing 18

7.       POST-CLOSING MATTERS 19
         7.1      MPR to Provide Access and Facilities 19
         7.2      Post-Closing Access to Books and Records 19
         7.3      Accounts Receivable 20
         7.4      Assignment of Material Contracts 20
         7.5      Reimbursement for Acquisition of Third Party Licenses 20
         7.6      Restriction on Competition 21

8.       CONFIDENTIAL INFORMATION 21
         8.1      Confidentiality 21
         8.2      Publicity 21

9.       GENERAL PROVISIONS 21
         9.1      Assignment 21
         9.2      Counterparts; Facsimile 22
         9.3      Conflict in Terms 22
         9.4      Costs and Expenses 22
         9.5      Entire Agreement 22
         9.6      Finder's Fee 22
         9.7      Further Assurances 22
         9.8      Governing Law 23
         9.9      Notice 23
         9.10     No Consequential Losses 23
         9.11     No Waiver 24
         9.12     Severability 24

SCHEDULE A - PURCHASED ASSETS

SCHEDULE B - CONTRACTS

SCHEDULE C - THIRD PARTY SOFTWARE LICENSES

SCHEDULE D - ALLOCATION OF PURCHASE PRICE

SCHEDULE E - EMPLOYEES AND EMPLOYEE BENEFITS

SCHEDULE F - PURCHASER'S OFFERS TO EMPLOYEES

                            ASSET PURCHASE AGREEMENT

THIS AGREEMENT dated for reference the 11th day of July, 1996

BETWEEN:

          APPLIED DIGITAL ACCESS, INC., a corporation duly incorporated under the laws of the State of California and having an office at 9855 Scranton Road, San Diego, California, U.S.A. 92121

                  (hereinafter referred to as "Purchaser")

                                                               OF THE FIRST PART

AND:

          MPR TELTECH LTD., a corporation duly incorporated under the laws of Canada and having an office at 8999 Nelson Way, Burnaby, British Columbia, Canada V5A 4B5

                  (hereinafter referred to as "MPR")

                                                              OF THE SECOND PART

WHEREAS:

     MPR is a high technology company which provides advanced telecommunications systems and products to telecommunications carriers, vendors and users;

     MPR's operations includes its SSN Business Unit (as hereinafter defined) which is a design service consulting group focused on developing software intensive communications products for MPR's Customer (as hereinafter defined);

     Purchaser and MPR have entered into a Letter of Intent (as hereinafter defined) pursuant to which Purchaser has expressed an interest in purchasing certain assets of the SSN Business Unit; and

     Purchaser wishes to buy, and MPR wishes to sell and on the terms and conditions set out in this Agreement, certain assets of the SSN Business Unit;

NOW THEREFORE in consideration of the premises and covenants contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                       1
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                                     ARTICLE


         INTERPRETATION

         1.1 DEFINITIONS. In this Agreement (including the recitals, this Article and each Schedule), unless there is something in the subject matter or context inconsistent therewith or unless otherwise expressly provided, the following words and expressions shall have the following meanings:

"ADA" means ADA Canada, Inc. a British Columbia company;

"Affiliates" means any person or entity controlling controlled by or under common control with a party hereunder (with control, together with its correlative meaning "controlled by," meaning the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person or entity whether through ownership of voting securities by agreement or otherwise);

"BC TEL Group" means BC Telecom Inc. and its subsidiaries, including MPR;

"Closing" means the completion of the sale to and the purchase by Purchaser of the Purchased Assets in accordance with Article 2;

"Closing Date" means the date for the Closing as specified in Section 6.1;

"Customer" means Northern Telecom Limited;

"Development Agreement" means the agreements respecting the development of DSS II Custom Software, consisting of

a) the Master Agreement dated December 11, 1992, and any development agreements entered into pursuant thereto,

b) the Development Program Agreement dated April 18, 1994,

c) the Letter Agreement dated June 2, 1994,

d) the Letter Agreement dated July 18, 1994,

e) the Business Agreement dated December 22, 1994, and

f) the Business Agreement dated March 9, 1995, and any and all amendments thereto;

"Employee Benefits" means all bonus, severance, deferred compensation, retirement, stock option, stock purchase, insurance or other benefits or arrangements providing benefits to employees of the SSN Business Unit maintained, sponsored or participated in by MPR or to which MPR has contributed;

"encumbrance" means a security interest, adverse claim (including right of first purchase, option, first refusal or pre-emption), burden, charge or other interest attaching to the Purchased Assets and created by, through or under MPR;

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"Intellectual Property" means, excluding the rights of MPR under the November
1994 License Agreement, any published or unpublished, written or unwritten discoveries, improvements, ideas, patents, patent applications, copyrights, copyright applications, industrial designs, industrial design applications, mask works, trademarks, trademark applications, trade secrets, know-how, business plans, goodwill and the like, including, without limitation, computer programs, source codes, object codes, documentation, technical writings, pictorial reproductions, drawings and other graphic representations, formulae and manufacturing processes whether or not copyrighted or patented or registered or protected, or capable of such registration or protection;

"Letter of Intent" means the Letter of Intent executed by Purchaser and MPR and dated April 16, 1996;

"Losses" means all demands, claims, actions, causes of action, fines, penalties, costs, interest or damages, including reasonable attorney's fees and disbursements;

"Material Contracts" means all material agreements relating to the business and operation of the SSN Business Unit as set out in Schedule to this Agreement, including, without limitation, all Third Party Licenses, all consultants' agreements, equipment leases, license agreements, operating agreements, agreements and/or arrangements with suppliers of services or vendors of goods related to the Purchased Assets and all agreements regarding confidentiality and/or proprietary rights with respect to inventions or innovations between MPR and its employees, officers, directors, agents, consultants or professionals to the extent they relate to the SSN Business Unit or the Purchased Assets, but excluding the Development Agreement;

"November 1994 License Agreement" means the License Agreement among BC TEL, Microtel Limited, MPR Teltech Ltd and Prism Systems Inc. dated November 10, 1994;

"person" means an individual, partnership, corporation, business trust, joint stock company, trust, unincorporated association, joint venture, governmental authority or other entity of whatever nature;

"Purchased Assets" means the certain assets of the SSN Business Unit which assets shall include inventory and supplies, office equipment, furniture and fixtures, equipment, vehicles and, to the extent owned by or licensed to MPR, all SSN Intellectual Property, and other proprietary rights and other assets of MPR utilized by or on behalf or in connection with the operation of the SSN Business Unit as of the Closing Date, including the assets set out in Schedule A to this Agreement, but excluding the Excluded Assets and the Material Contracts;

"SSN Business Unit" means the Special Services Network Business Unit of MPR's Network Products and Systems Business Group;

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        "SSN Intellectual Property" means all Intellectual Property of MPR arising out of or related to all products and development projects of the SSN Business Unit as of the Closing Date, except that arising out of or related to the Development Agreement;

        "Stock Purchase Agreement" means the Stock Purchase Agreement to be entered into contemporaneously with this Agreement;

        "Third Party Licenses" means those licenses to MPR and agreements of MPR regarding proprietary rights made with respect to the SSN Business Unit set out in Schedule ;

        "Time of Closing" means the time on the Closing Date specified in Section ; and

        "Transition Period" means that 120 day period following the Closing
        Date.

         1.2 INTERPRETATION. For purposes of this Agreement, except as otherwise expressly provided:

         a) "this Agreement" means this agreement, including the Schedules hereto, as may from time to time be supplemented or amended and in effect;

         b) all references in this Agreement to a designated "Article", "Section", "Subsection" or other subdivision or to a Schedule are to the designated Article, Section, Subsection or other subdivision of, or Schedule to, this Agreement;

         c) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, Subsection or other subdivision or Schedule;

         d) the headings in this Agreement are for convenience only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

         e) unless expressed to be in some other currency, all references to currency refer to lawful money of the United States of America. The references to currency in the Schedules, excluding Schedule D, refer to Canadian currency; and

         f) words importing the masculine gender include the feminine or neuter gender and words in the singular include the plural and vice versa.

         1.3 SCHEDULES. The following Schedules are attached to and form a part of this Agreement:

         a)       Schedule A  - Purchased Assets;

         b)       Schedule B  - Contracts;

         c)       Schedule C  - Third Party Software Licenses;

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

         d)       Schedule D - Allocation of Purchase Price;

         e)       Schedule E - Employees and Employee Benefits; and

         f)       Schedule F - Purchaser's Offers to Employees.

                                    ARTICLE 2

2.       PURCHASE AND SALE

2.1 PURCHASE OF PURCHASED ASSETS. Upon the terms and subject to the conditions herein contained, MPR shall transfer, sell, assign and convey the Purchased Assets to Purchaser or ADA as designated by Purchaser and Purchaser and ADA shall purchase and receive from MPR all of MPR's right, title and interest in and to the Purchased Assets.

2.2 EXCLUDED ASSETS. Notwithstanding anything to the contrary contained in
Section 2.1 above, the following shall not be included in the Purchased Assets and shall not be sold by MPR to Purchaser hereunder (the "Excluded Assets"):

         a)  all cash and cash equivalents;

         b)  all accounts receivable;

         c) all contracts and leases of equipment or other property not assigned to and assumed by Purchaser as part of the Purchased Assets, Material Contracts or as otherwise contemplated by this Agreement;

         d)  all real estate and all leases of real property;

         e)  all prepaid expenses and deposits;

         f)  all causes of actions and litigation against third parties;

         g) all tax returns of MPR and all tax refunds due MPR from any governmental agency; and

         h) any solvents or chemicals which are identified by Purchaser on or before the Closing Date,

which items and substances shall be identified by Purchaser on or before the Closing Date (the "Excluded Physical Assets").

2.3 EXCLUDED PHYSICAL ASSETS. MPR shall cause the Excluded Physical Assets to be segregated from the Purchased Assets and placed in a space in MPR's building segregated from the space used or occupied by Purchaser after the Closing Date pursuant to Section 7.1. Purchaser shall have no control over, interest in or liability or responsibility of any kind whatsoever for the Excluded Physical Assets and/or MPR's use or possession of same.

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2.4 NO ASSUMPTION OF LIABILITIES. Purchaser shall not assume and shall not be liable for any liabilities of MPR of whatever type or nature whatsoever including for all employee accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, Canada Pension Plan premiums, accrued wages, salaries and commissions and employment benefit plan payments and MPR assumes full responsibility with respect to all such employee accruals, referred to in this subparagraph up to the Time of Closing.

2.5 PURCHASE PRICE. In full consideration for the purchase by Purchaser of the Purchased Assets, Purchaser shall pay to MPR the purchase price (the "Purchase Price"), composed of:

         a)  the sum of $4,200,000.00 (U.S. Dollars) in cash; and

         b) 150,000 shares of Purchaser's Common Stock at the closing price on July 15, 1996, no par value.

2.6 MANNER OF PAYMENT. In partial payment of the Purchase Price, Purchaser and ADA, if designated by Purchaser, shall pay the sum set out in Subsection 2.5(a) to MPR at the Closing by certified cheque or bank draft drawn on the bank of Purchaser and ADA payable to or to the order of MPR in immediately available funds.

2.7 ISSUANCE OF STOCK. The issuance of common stock in partial payment of the Purchase Price as set out in Subsection 2.5(b) shall be governed by the Stock Purchase Agreement.

2.8 ALLOCATION OF PURCHASE PRICE. The Purchase Price shall be allocated as set out in Schedule D.

2.9 TAXES. Purchaser shall be responsible for and shall pay any and all sales, transfer or other Canadian federal or provincial or United States federal or state taxes associated with or arising out of the sale of the Purchased Assets to Purchaser under this Agreement.

2.10 TITLE. Title to the Purchased Assets shall pass to Purchaser at the Time of Closing and the Purchased Assets shall be at the risk of MPR prior to Closing. MPR and Purchaser acknowledge that it is intended that MPR shall be entitled to the benefit of all revenues arising from the SSN Business Unit up to the Closing and shall be responsible for all expenses incurred by the SSN Business Unit up to the Closing.

2.11 ELECTION. MPR and the Purchaser shall elect jointly under Subsection 167(1) of the Excise Tax Act (Canada), in the form prescribed for the purposes of that subsection, in respect of the sale and transfer of the Purchased Assets hereunder, and MPR shall file such election in its GST return for its reporting period that includes the Closing Date. MPR represents that its GST Registration Number is R103678892.

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                                    ARTICLE 3

3.  MPR'S REPRESENTATIONS AND WARRANTIES

3.1 REPRESENTATIONS AND WARRANTIES. MPR represents and warrants to Purchaser, as warranties and representations that are true at the date hereof and at the Time of Closing as if such warranties and representations were made at such time, that:

     a) MPR is a corporation duly organized, validly existing and in good standing under the laws of British Columbia and Canada, and has all requisite corporate power and authority to carry on the business of the SSN Business Unit as now conducted;

     b) MPR has all requisite corporate power and authority (i) to execute, deliver and perform its obligations under the Material Contracts, the Development Agreement and this Agreement, and (ii) to execute, deliver and perform its obligations under all other agreements and instruments executed and delivered by it pursuant to or in connection with this Agreement. All corporate action on the part of MPR, its officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement and the performance of all obligations of MPR hereunder has been taken or will be taken prior to the Closing, and this Agreement constitutes valid and legally binding obligations of MPR, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies;

     c) the execution and delivery of this Agreement by MPR and the consummation of the transactions herein provided for will not result in:

         i) the breach or violation of any of the provisions of, or constitute default under, or conflict with or cause the acceleration of any obligation of MPR under

                  A) any contract related to the SSN Business Unit to which MPR is a party or by which it is or its properties are bound, including, without limitation, the Material Contracts and the Development Agreement,

                  B) any provision of the constating documents or by-laws or resolutions or articles of the board of directors or shareholders of MPR,

                  C) any judgment, decree, order or award of any court,
                     governmental body or arbitrator having jurisdiction over MPR,

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                  D) any license, permit, approval, consent or authorization held by MPR or necessary to the operation of the SSN Business Unit, or

                  E) any applicable, statute, ordinance, regulation or rule; or

         ii) the creation or imposition of any encumbrance on any of the Purchased Assets;

         d) no consent, authorization, order or approval of, or filing or registration with, any governmental authority or other person or entity is required for the execution and delivery by MPR of this Agreement, the Stock Purchase Agreement and the consummation by MPR of the transactions contemplated by such agreements;

         e) subject to the rights of third parties set out in Section 2 of Schedule A , the Purchased Assets are owned by MPR free and clear of all liens and encumbrances;

         f) the Purchased Assets and the Material Contracts include all equipment and assets currently used or required to conduct the business of the SSN Business Unit as presently conducted excluding the Excluded Assets and assets used to provide the support services referred to in
         Section 7.1;

         g) except as disclosed in writing, the Development Agreement and the Material Contracts are valid and in full force and effect and binding upon the parties thereto and MPR is not in breach of same;

         h) MPR's financial records present fairly the assets and liabilities of the SSN Business Unit and its financial condition as of the dates of such financial records and fairly present the results of operations of the SSN Business Unit for the periods reflected in the financial records in accordance with generally accepted accounting principles consistently applied (except as may be indicated in the notes thereto and subject to normal year-end adjustments in the case of any interim financial statements);

         i) there are no claims, proceedings, actions or lawsuits in existence, threatened or asserted against or with respect to the Purchased Assets which would have a material adverse effect on the Purchased Assets or the value thereof;

         j) Schedule B to this Agreement sets forth a true, complete and accurate list of all Material Contracts as of the date hereof. No customer or supplier has terminated or cancelled any Material Contract and, to MPR's knowledge, no customer or supplier has any intention to do so;

         k) to the best of MPR's knowledge, the Material Contracts and the Development Agreement are valid. No event occurrence or condition exists which constitutes a default by any party under any Material Contract. MPR has not defaulted under any Material Contract. MPR has not released any of its rights under any Material Contract or the Development Agreement. MPR is not subject to any legal obligations to renegotiate, nor does MPR have knowledge of a claim for a legal right to renegotiate, any Material Contract;

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         l) MPR has duly filed on a timely basis, all tax returns required to be filed by it and has paid all taxes due and payable, and all assessments and reassessments, governmental charges, penalties, interest and fines due and payable by it. MPR has made adequate provision for taxes payable in respect of the Purchased Assets for the current period and any previous period for which tax returns are not yet required to be filed. There are no actions, suits, investigations, proceedings or claims pending against MPR in respect of taxes, governmental charges or assessments which would have an adverse effect on this Agreement or the Purchased Assets. MPR has withheld from each payment made to any of its past or present employees, officers or directors, or to any non-resident of Canada, the amount of all taxes and all other deductions required to be withheld therefrom, and has paid the same to the proper tax or other receiving officers within the time required under any applicable legislation. MPR has remitted to the appropriate tax authorities, when required by law to do so, all amounts collected by it on account of GST;

         m) all employee accruals, in respect of SSN Business Unit employees, for unpaid vacation pay, premiums for unemployment insurance, health premiums, Canada Pension Plan premiums, accrued wages, salaries and commissions and all Employment Benefits have been or will be discharged prior to the Closing or within a reasonable period thereafter;

         n) all Employee Benefits are described in Schedule E to this Agreement;

         o) no notice has been received by MPR of any complaint filed by any of the employees of the SSN Business Unit against MPR claiming that MPR has violated the Employment Standards Act (British Columbia), the Human Rights Act (British Columbia) or of any complaints or proceedings of any kind involving MPR or to MPR's knowledge, any of the employees of MPR before any labour relations board. There are no outstanding orders or charges against MPR relating to the SSN Business Unit under the Regulations to the Workers Compensation Act (British Columbia). All levies, assessments and penalties made against MPR pursuant to the Workers Compensation Act (British Columbia) have been paid by MPR and MPR has not been reassessed under any such legislation during the past three years;

         p) there are no material agreements entered into by MPR in respect of the SSN Business Unit, other than the Development Agreement, except as disclosed in writing in Schedule B to this Agreement;

         q) there are no collective bargaining agreements with respect to any of the personnel of the SSN Business Unit;

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         r) since the date of execution of this Agreement, there have been no changes in the individual or collective compensation or contractual arrangements of the key employees of the SSN Business Unit except for normal changes in the ordinary course of business;

         s) to the best of MPR's knowledge, MPR has complied in all material respects with all laws, rules, regulations and orders and has obtained all permits and licenses required to operate the SSN Business Unit, and the present use by MPR of the Purchased Assets in the operation of the SSN Business Unit does not violate any laws, rules, regulations or orders;

         t) to the best of MPR's knowledge, there are no licenses, permit registrations or governmental approvals, agreements or consents applied for, pending by, issued or given to MPR as it relates to the SSN Business Unit, and no agreements with governmental authorities (provincial, state, local or foreign) entered into by MPR as it relates to the SSN Business Unit, which are in effect or have been applied for or are pending;

         u) MPR is the owner of or duly licensed to use each item of SSN Intellectual Property and its associated goodwill. No other firm, corporation, association or person claims the right to use (or is using) in connection with similar or closely related goods and in the same geographic area, any mark which is identical or confusingly similar to any trademark of the SSN Business Unit. No third party asserts ownership rights in any of the SSN Intellectual Property. MPR's use of the SSN Intellectual Property does not infringe any right of any third party. No third party is infringing any of MPR's rights in any of the SSN Intellectual Property;

         v) except for MPR's building, MPR does not own any real property used in connection with the SSN Business Unit;

         w) MPR (and all other persons to the extent that such persons, from time to time, have owned, leased, occupied or conducted operations on any real property or facility used in connection with the SSN Business
         Unit) has complied with all laws (including rules and regulations thereunder) of all applicable Canadian federal or provincial local and foreign governments, and their respective agencies, concerning the environment, public health and safety and employee health and safety, and no charge, complaint, action, suit, proceeding, hearing, investigation, claim, demand or notice has been filed or commenced against any of them alleging any failure to comply with any such law or regulation;

         x) MPR has not caused or permitted anything to be done on, about or beneath MPR's premises prior to the Closing Date which has resulted or will result in contamination or environmental damage to such premises which will require cleanup, removal or disposal of contaminated materials or other remedial action by Purchaser pursuant to any federal, provincial or municipal law, regulation, order or governmental action which would have an adverse effect on this Agreement or the Purchased Assets; and

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         y) MPR has delivered to Purchaser a true, complete and accurate list of all of the SSN Business Unit's current employees, such employees' salaries or hourly rates, and annual bonuses (last paid or payable), if any, and the total value and list of any other fringe benefits or incentives paid or payable to such employees as set out in Schedule E. To the best knowledge of the SSN Business Unit's senior managers, Randy Fawcett, Eddie Ho and Kirk Moir, no key employee or group of employees of the SSN Business Unit has any plans to terminate employment with MPR or with Purchaser subsequent to Closing.

3.2 PURCHASED ASSETS "AS IS, WHERE IS". THE PURCHASED ASSETS ARE SOLD ON AN AS IS, WHERE IS BASIS, EXCEPT AS EXPRESSLY SET OUT IN THIS AGREEMENT. THERE ARE NO OTHER WARRANTIES, REPRESENTATIONS OR GUARANTEES OF ANY KIND WHATSOEVER, EITHER EXPRESS OR IMPLIED WHETHER ARISING BY STATUTE, CONTRACT, TORT, PRODUCT LIABILITY OR OTHERWISE, REGARDING THE PURCHASED ASSETS, INCLUDING, BUT NOT LIMITED TO, WARRANTIES, REPRESENTATIONS AND GUARANTEES AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, DESIGN, TITLE, CONDITION OR QUALITY OF THE PURCHASED ASSETS.

3.3 PURCHASER'S SOLE REMEDY. PURCHASER'S SOLE REMEDY FOR BREACH OF THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE SHALL BE LIMITED TO THE INDEMNITY SET OUT IN SECTION 3.5.

3.4 SURVIVAL OF MPR'S REPRESENTATIONS AND COVENANTS. Each representation, warranty, covenant and agreement of MPR contained herein shall survive the execution and delivery of this Agreement and the Closing, and shall expire 16 months after the Closing Date unless, on or before such expiry date, Purchaser has delivered to MPR written notice of a claim relating to such representation, warranty, covenant or agreement.

3.5 MPR'S LIABILITY. Subject to Section 3.4, and except as otherwise expressly provided for in this Agreement, MPR shall be liable to Purchaser for, and shall indemnify and save harmless Purchaser from and against Losses sustained or incurred by Purchaser which arise out of, are based on, or are the result of:

         a) any misrepresentation or breach of representation, warranty, covenant or agreement made by MPR herein or in any certificate or other document delivered by or on behalf of MPR pursuant hereto; or

         b) any failure of MPR to comply with, or any breach by MPR of, any of the covenants or agreements in this Agreement to be performed by MPR; or

         c) the operations of the SSN Business Unit (including, without limitation, all employee accruals, in respect of SSN Business Unit employees, for unpaid vacation pay, premiums for unemployment insurance, health premiums, Canada Pension Plan premiums, accrued wages, salaries and commissions and all Employment Benefits to the Closing Date) or the creation, development, distribution or deployment of the Purchased Assets prior to the Closing Date, excluding in any event:

         i)  anything for which MPR is indemnified pursuant to Section 4.4; and

         ii) anything for which liability is disclaimed pursuant to Section 3.7;

             excepting in each case any Losses to the extent that the same are caused by the negligence of Purchaser. No claim shall be made by Purchaser hereunder unless written notice of such claim is delivered to MPR within the time stipulated in Section 3.4 and such claim, together with any prior claims by Purchaser, exceeds 10% of the Purchase Price. In no event shall MPR's cumulative liability under this Section 3.5 exceed the Purchase Price.

3.6 CONDITIONS FOR INDEMNIFICATION. The indemnity contained in Section 3.5 shall apply only where the following conditions are satisfied:

         a) MPR shall have sole conduct of all proceedings and negotiations connected with such claims;

         b) Purchaser will promptly notify MPR of all such claims and will not make any admissions regarding them;

         c) Purchaser will provide MPR with reasonable assistance and authority in connection with such claims; and

         d) if a claim of infringement is alleged, or MPR reasonably believes that a claim of infringement will be alleged then, at its own expense, MPR may procure for Purchaser a license to continue using the infringing item, and/or MPR may modify or replace the infringing item to avoid infringement.

3.7 NO LIABILITY FOR CUSTOMER SOFTWARE. The parties contemplate that Purchaser will obtain rights to certain software, documentation and tools from Customer, including software, documentation and tools previously licensed or assigned to Customer from MPR or another member of the BC TEL Group, or created by MPR pursuant to agreements with Customer, including the Development Agreement. Purchaser agrees that, solely as between Purchaser and the BC TEL Group:

         a) Purchaser has such software, documentation and tools on an "as is" basis, without warranty from any member of the BC TEL Group of any kind, either express or implied, including but not limited to, the implied warranties of title, merchantability and fitness for a particular purpose; and

         b) to the extent Purchaser uses or exploits same in any way, Purchaser does so at its own risk. In no event will any member of the BC TEL Group be liable to Purchaser for any damages, including any loss of profits, lost savings, or other incidental or consequential damages arising out of Purchaser's use or exploitation of same or inability to use or exploit same, even if any member of the BC TEL Group knows or has been advised of the possibility of such damages, provided that nothing in this Section 3.7(b) shall release MPR from any liability arising from a claim made by Purchaser indirectly through Customer.

3.8 COVENANT OF BC TELECOM. MPR shall arrange for BC Telecom Inc. to agree to cause MPR to comply with and fulfil MPR's obligations to Purchaser under Sections 3.5, 7.2 and 7.6 of this Agreement, or perform such obligations directly.

                                    ARTICLE 4

4.       PURCHASER'S REPRESENTATIONS AND WARRANTIES

4.1 REPRESENTATIONS AND WARRANTIES. Purchaser hereby represents and warrants to MPR, as warranties and representations that are true at the date hereof and at the Time of Closing as if such warranties and representations were made at such time, that:

         a) Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted. Purchaser is duly qualified to transact business and is in good standing in each jurisdiction in which the failure so to qualify would be reasonably expected to have a material adverse effect on the business, operations, properties, assets, prospects or condition (financial or otherwise) of Purchaser, taken as a whole. Except as disclosed in Purchaser's SEC filings, Purchaser has no subsidiaries;

         b) Purchaser has all requisite corporate power and authority (i) to execute, deliver and perform its obligations under this Agreement and (ii) to execute, deliver and perform its obligations under all other agreements and instruments executed and delivered by it pursuant to or in connection with this Agreement. All corporate action on the part of Purchaser, its officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement and the performance of all obligations of Purchaser hereunder has been taken or will be taken prior to the Closing, and this Agreement constitutes valid and legally binding obligations of Purchaser, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditor's rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies;

         c) the consummation by Purchaser of the transactions contemplated herein will not violate, nor be in conflict with, the provisions of any agreement or instrument to which Purchaser is a party or by which Purchaser is bound, or any judgment, decree, order, law, statute, rule or regulation applicable to Purchaser;

         d) Purchaser is able to pay the cash portion of the Purchase Price in cash;

         e) all shares in the common stock of Purchaser to be issued to MPR in partial payment of the Purchase Price shall be issued in a private transaction under the terms and conditions of the Stock Purchase Agreement and MPR's rights thereunder shall be governed by the terms and conditions of the Stock Purchase Agreement;

         f) the financial statements of Purchaser present fairly the assets and liabilities of Purchaser and its financial condition as of the dates of such financial statements and fairly present the results of operations of Purchaser for the periods reflected in the financial statements in accordance with generally accepted accounting principles consistently applied (except as may be indicated in the notes thereto and subject to normal year-end adjustments in the case of any interim financial statements); and

         g) Purchaser is an American-controlled entity within the meaning and for the purposes of the Investment Canada Act, and will give notice of its acquisition of the Purchased Assets to Investment Canada in accordance with that Act.

4.2 MPR'S SOLE REMEDY. MPR'S SOLE REMEDY FOR BREACH OF THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE 4 SHALL BE LIMITED TO THE INDEMNITY SET OUT IN SECTION 4.4.

4.3 SURVIVAL OF PURCHASER'S REPRESENTATIONS AND COVENANTS. Each representation, warranty, covenant and agreement of Purchaser contained herein shall survive the execution and delivery of this Agreement and the Closing, and shall expire 16 months after the Closing Date unless, on or before such expiry date, MPR has delivered to Purchaser written notice of a claim relating to such representation, warranty, covenant or agreement.

4.4 PURCHASER'S LIABILITY. Subject to Section 4.3 and except as otherwise expressly provided for in this Agreement, Purchaser shall be liable to MPR for, and shall indemnify and save harmless MPR from and against all Losses sustained or incurred by MPR which arise out of, are based on, or are the result of:

         a) any misrepresentation or breach of representation, warranty, covenant or agreement made by Purchaser herein or in any certificate or other document delivered by or on behalf of Purchaser pursuant hereto; or

         b) any failure of Purchaser to comply with, or any breach by Purchaser of, any of the covenants or agreements in this Agreement to be performed by Purchaser; or

         c) the creation, development, distribution or deployment of the Purchased Assets, where the infringement or Losses arise from the exploitation of a modification, variation or improvement to the Purchased Assets which causes a claim for infringement or Losses or the combination of the Purchased Assets with software or materials which causes a claim for infringement or Losses (including, without limitation, claims alleging quality issues) following the Closing Date, excluding anything for which Purchaser is indemnified pursuant to Section 3.5;

excepting in each case any Losses to the extent that the same are caused by the negligence of MPR. No claim shall be made by MPR hereunder unless written notice of such claim is delivered to Purchaser within the time stipulated in Section
4.3 and such claim, together with any prior claims by MPR, exceeds 10% of the Purchase Price. In no event shall Purchaser's cumulative liability under this
Section 4.4 exceed the Purchase Price.

4.5 CONDITIONS FOR INDEMNIFICATION. The indemnity contained in Section 4.4 shall apply only where the following conditions are satisfied:

         a) Purchaser shall have sole conduct of all proceedings and negotiations connected with such claims;

         b) MPR will promptly notify Purchaser of all such claims and will not make any admissions regarding them; and

         c) MPR will provide Purchaser with reasonable assistance and authority in connection with such claims.

4.6 OFFERS OF EMPLOYMENT. Purchaser shall make offers of full-time, regular employment to those MPR employees listed in Schedule F on the terms as set out in Schedule F, and Purchaser shall be responsible for all payments made and all expenses and costs required to be made in connection with the termination of employment subsequent to the Closing Date of those MPR employees who become employees of Purchaser on or subsequent to the Closing Date.

                                    ARTICLE 5

5.       CONDITIONS TO CLOSING

5.1 CONDUCT OF SSN BUSINESS UNIT. From and after the date of this Agreement to and including the Time of Closing MPR: (a) will carry on the business of the SSN Business Unit in the usual and ordinary course and will not change the character of such business; and (b) will use all reasonable efforts to preserve and maintain the business and organization of the SSN Business Unit intact, to preserve the goodwill of the SSN Business Unit, to retain the present employees of the SSN Business Unit and to maintain the relationships of the SSN Business Unit with suppliers and customers so that all of them will be preserved for Purchaser on and after the Time of Closing.

5.2 SUBSEQUENT EVENTS. MPR shall promptly, and in any event prior to the Closing Date, advise Purchaser in writing of the occurrence of any event or the existence of any state of facts that would render any representation or warranty of MPR hereunder inaccurate in any material respect or that would preclude satisfaction of any condition contained in Article 5 of this Agreement; provided that no such notification shall affect any such representation, warranty or condition.

5.3 CONDITIONS FOR PURCHASER'S BENEFIT. The obligations of Purchaser under this Agreement shall be subject to the satisfaction at or prior to the Closing of the following conditions (each of which is for the exclusive benefit of Purchaser and may be waived in writing by Purchaser):

         a) all actions on the part of MPR necessary to authorize the execution, delivery and performance of this Agreement and the other agreements provided for herein, and the consummation of the transactions contemplated herein and therein, shall have been duly and validly taken by MPR;

         b) all of MPR's representations and warranties contained in this Agreement shall be true in all material respects at and as of the Time of Closing and MPR shall have performed and satisfied in all respects all covenants and agreements required by this Agreement to be performed and satisfied by MPR at or prior to the Closing;

         c) during the period from the execution of this Agreement to the Time of Closing, there shall not have been any material loss of or any material damage to, the Purchased Assets or to the SSN Business Unit and there shall not have been any adverse change materially limiting the use of the Purchased Assets;

         d) MPR shall have executed and delivered to Purchaser the Stock Purchase Agreement;

         e) BC Telecom Inc. shall have executed and delivered to Purchaser an agreement pursuant to which BC Telecom Inc. agrees to be bound with

             Purchaser by the obligations of BC Telecom Inc. set out in Section
             3.8 of this Agreement; and

         f) MPR and Customer shall have executed and delivered to Purchaser the assignment of the Development Agreement from MPR to Purchaser, the Master Agreement between Customer and ADA, and the License Agreement between Customer and Purchaser, all in the form in which those agreements exist on the date of this Agreement.

5.4 CONDITIONS FOR MPR'S BENEFIT. The obligations of MPR under this Agreement shall be subject to the satisfaction at or prior to the Closing of the following conditions (each of which is for the exclusive benefit of MPR and may be waived in writing by MPR):

         a) all actions on the part of Purchaser necessary to authorize the execution, delivery and performance of this Agreement and the other agreements provided for herein, and the consummation of the transactions contemplated herein and therein, shall have been duly and validly taken by Purchaser;

         b) all representations and warranties of Purchaser contained in this Agreement shall be true in all material respects at and as of the Time of Closing and Purchaser shall have performed and satisfied in all respects all covenants and agreements required by this Agreement to be performed and satisfied by Purchaser at or prior to the Closing;

         c) Purchaser shall have executed and delivered to MPR the Stock Purchase Agreement; and

         d) Purchaser and Customer shall have executed and delivered to MPR the assignment of the Development Agreement from MPR to Purchaser in the form in which that agreement exists on the date of this Agreement.

5.5 NON-FULFILMENT OF CONDITIONS. If any of the conditions referred to in sections 5.3 or 5.4 shall not be fully satisfied at or before the Closing, then the party for whose benefit such condition has been included in this Agreement may, at its option, either:

         a) complete the transactions contemplated by this Agreement, in which event such party shall be deemed to have waived such condition; or

         b) elect not to complete the transactions contemplated by this Agreement.

5.6 NO PREJUDICE TO OTHER RIGHTS. No waiver by either party of the conditions set forth in sections 5.3 or 5.4 in whole or in part shall in any way prejudice or limit the rights and remedies of either party to claim or recover damages and compensation from the other party in respect of any inaccuracy in any representation or warranty that is not the subject of the waiver, or in respect of any breach or non-performance of any covenant or agreement of the other party contained in this Agreement that is not the subject of such waiver. No election by either party not to complete the transactions contemplated by this Agreement as a result of any breach or non-performance by the other party of any covenant or agreement contained in this Agreement, which breach or non-performance has resulted in a condition set forth in sections 5.3 or 5.4 failing to be satisfied at or before the Closing, shall in any way prejudice or limit the rights of the party electing not to complete in respect of such breach or non-performance by the other party.

                                    ARTICLE 6

6.       CLOSING

6.1 TIME AND PLACE OF CLOSING. The Closing shall take place at the offices of MPR commencing at 10:00 a.m. on the 16th day of July, 1996, or at such other time and place as the parties may agree.

6.2 MPR'S OBLIGATIONS ON CLOSING. At the Closing, MPR shall deliver to
Purchaser:

         a)  a bill of sale in respect of the Purchased Assets;

         b) a certified copy of an extract from a resolution of the Board of Directors of MPR authorizing the sale of the Purchased Assets and the execution and delivery of this Agreement and all agreements contemplated under this Agreement;

         c)  a copy of the Stock Purchase Agreement executed on behalf of MPR;

         d) the assignment of the Development Agreement from MPR to Purchaser, executed on behalf of MPR;

         e) the prescribed form electing to have Section 167 of the Excise Tax Act (Canada) apply to the transfer of the Purchased Assets, executed on behalf of MPR.

6.3 PURCHASER'S OBLIGATIONS ON CLOSING. At the Closing, Purchaser shall deliver to MPR:

         a) certified cheques or bank drafts payable to "MPR Teltech Ltd." in the amount of $4,200,000.00;

         b) share certificate(s) representing 150,000 common shares in the stock of Purchaser in the name of "MPR Teltech Ltd.";

         c) certified cheques or bank drafts payable to "MPR Teltech Ltd.", or as MPR may direct, for all taxes (if any) required by law to be collected by MPR on the sale of the Purchased Assets;

         d) a certified copy of a resolution of the Boards of Directors of Purchaser and ADA, if applicable, authorizing the purchase of the Purchased Assets and the execution and delivery of this Agreement and all agreements contemplated under this Agreement;

         e) a copy of the Stock Purchase Agreement executed on behalf of Purchaser;

         f) the assignment of the Development Agreement from MPR to Purchaser or ADA, executed on behalf of Purchaser or ADA; and

         g) the prescribed form electing to have Section 167 of the Excise Tax Act (Canada) apply to the transfer of the Purchased Assets, executed on behalf of Purchaser.

                                    ARTICLE 7

7.       POST-CLOSING MATTERS

7.1 MPR TO PROVIDE ACCESS AND FACILITIES. After the Time of Closing and until December 31, 1996, or such earlier date of which Purchaser gives MPR notice, MPR shall allow the employees of Purchaser who were formerly employees of MPR to continue to occupy those premises of MPR occupied by the SSN Business Unit as of the Closing Date, and allow Purchaser's other employees to occupy such premises. MPR shall provide to Purchaser support services presently utilized by such employees, and similar services for Purchaser's other employees, excluding legal, human resources, purchasing and payroll services. MPR shall charge Purchaser only MPR's cost of the expenses so incurred and support services so provided. Purchaser shall pay MPR's monthly invoices for the expenses so incurred and support services so provided and shall comply with the terms of any agreement binding MPR with respect to such services and premises, including the lease of such premises.

7.2 POST-CLOSING ACCESS TO BOOKS AND RECORDS. Purchaser and MPR agree that, subsequent to the Closing Date, they will grant to each other and each other's agents reasonable access during normal business hours to any books and records then in their possession or in the possession of their respective affiliates solely to the extent of information contained in such books and records that relates to MPR's operation of the SSN Business Unit prior to the Closing Date and is shown to be needed for tax, accounting, operations or other reasonable business purposes.

7.3 ACCOUNTS RECEIVABLE. Purchaser shall provide all reasonable assistance to MPR with respect to the collection from Customer and Bell Sygma by MPR of any accounts receivable which relate to the Purchased Assets and which accrued prior to the Closing. If Purchaser receives payment of any such accounts receivable, such payment shall be received in trust for MPR and shall forthwith be paid by Purchaser to MPR. Purchaser shall provide MPR with reasonable details of any payment received by Purchaser and paid over to MPR pursuant to this Section, and, if requested by MPR, a full accounting of all such payments received by Purchaser.

7.4 ASSIGNMENT OF MATERIAL CONTRACTS. For the duration of the Transition Period:

         a) MPR will use reasonable efforts, which efforts shall not include an obligation to expend funds, to obtain assignments of the Material Contracts or assignments or equivalent rights respecting the Third Party Licenses;

         b) Purchaser shall use reasonable efforts to assist MPR in obtaining the assignment to Purchaser of all MPR's interest in the Material Contracts;

         c) where assignments of Third Party Licenses cannot be obtained without incurring out-of-pocket expenses, Purchaser shall use reasonable efforts to obtain a favourable price for the assignment or acquisition of equivalent rights, which efforts shall include seeking the assistance of Purchaser to obtain such favourable pricing; and

         d) Purchaser may use or exploit the software governed by the Third Party Licenses.

7.5 REIMBURSEMENT FOR ACQUISITION OF THIRD PARTY LICENSES. If, on or before the end of the Transition Period, Purchaser is unable to obtain assignments of Third Party Licenses to software reasonably necessary for Purchaser to carry on the business of the SSN Business Unit as carried on at the Time of Closing, the sole remedy of Purchaser shall be:

         a) Purchaser shall give notice to MPR identifying such software, including

             i)  the names, versions, and number of copies of such software,

             ii) the cost of obtaining assignments of such licenses or the purchase of equivalent rights, whichever is less, and

             iii) evidence that Purchaser has paid such costs for the purpose of obtaining such licenses or equivalent rights; and

         b) without regard to the limitation set out in Section 3.5, MPR shall pay to Purchaser, within 30 days of receiving such notice, the amount actually paid by Purchaser in obtaining such rights, provided that MPR shall not pay to Purchaser any amount on account of obtaining rights to any software for a higher version number or number of copies than those specified in Schedule C.

7.6 RESTRICTION ON COMPETITION. The BC Tel Group shall not, for a period of 5 years after the Closing Date, engage, directly or indirectly, in any business similar to or in competition with the business of Purchaser as such business is carried on at the Closing Date solely with respect to the development and sale of hardware products for telecommunications networks "Fault Management" and "Performance Management" as defined in International Telecommunications Union - Telecommunications (ITUT) Recommendation M.3010, Principles for a Telecommunications Management Network, and ITUT Recommendation M.3400, TMN Management Functions, and the business of the SSN Business Unit as carried on by MPR prior to the Closing Date.

                                    ARTICLE 8

8.       CONFIDENTIAL INFORMATION

8.1 CONFIDENTIALITY. Except as required by law, all information provided to Purchaser in contemplation of and pursuant to this Agreement and the terms and conditions of this Agreement shall be kept confidential by Purchaser in accordance with the terms of the Applied Digital Access Inc. Confidentiality Agreement dated March 13, 1996 and executed by Purchaser.

8.2 PUBLICITY. No party to this Agreement shall make any public disclosure or publicity release or disclose the existence of or the terms and conditions of this Agreement to any other person without the prior written consent of the other party, except that either party may disclose the existence of this agreement to: (i) its agents, representatives or others who will assist such party in conducting, evaluating or facilitating each party's due diligence review; (ii) its lenders or investors; and (iii) governmental agencies, where counsel deem such disclosure necessary to comply with applicable laws; provided that the foregoing shall not be deemed to prevent either MPR or Purchaser from making any public announcement which may be required by the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder or the rules and regulations of any securities exchange upon which the securities of MPR or Purchaser are traded.

                                   ARTICLE 9

9.       GENERAL PROVISIONS

9.1 Assignment. Prior to Closing, Purchaser shall not assign all or any part of this Agreement or any of the rights or obligations of Purchaser under this Agreement without

MPR's prior written consent, which consent may be withheld in the complete discretion of MPR. Notwithstanding the foregoing, Purchaser may assign all or any part of this Agreement to an Affiliate provided no such assignment shall relieve Purchaser of its obligations hereunder.

9.2 COUNTERPARTS; FACSIMILE. This agreement may be executed in counterparts with the same effect as if both parties had signed the same document. All counterparts shall be construed together and shall constitute one and the same agreement. This Agreement may be executed by the parties and transmitted by facsimile transmission and if so executed and transmitted, this Agreement shall be for all purposes as effective as if the parties had delivered an executed original Agreement.

9.3 CONFLICT IN TERMS. Wherever any provision of any Schedule to this Agreement conflicts with any provision in the body of this Agreement, the provisions of the body of this Agreement shall prevail. All documents executed and delivered pursuant to this Agreement are subordinate to the provisions of this Agreement and, except as otherwise expressly provided, the provisions of this Agreement shall govern and prevail in the event of a conflict between the provisions of any such document and the provisions of this agreement.

9.4 COSTS AND EXPENSES. Each party shall be responsible for and shall pay its own costs and expenses incidental to the preparation of and carrying out of this Agreement and the documents and agreements contemplated hereunder.

9.5 ENTIRE AGREEMENT. This Agreement, including the Schedules thereto, states and comprises the entire agreement between the parties and shall supersede and replace any and all prior agreements between the parties and may be amended only by written instrument signed by both parties.

9.6 FINDER'S FEE. Each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. Each party agrees to indemnify and hold harmless the other from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which the indemnifying party or any of its officers, partners, employees or representatives is responsible.

9.7 FURTHER ASSURANCES. At Closing and thereafter as may be necessary or desirable, and without further consideration, each of the parties shall execute, acknowledge and deliver such other documents, including, without limitation, assignments of the SSN Intellectual Property included in the Purchased Assets and shall take or refrain from taking such action as the other party may reasonably require to evidence, carry out and give full effect to the terms, conditions, intent and meaning of this Agreement and to assure the completion of the transactions contemplated hereby.

9.8 GOVERNING LAW. This Agreement shall governed by and construed in accordance with the laws of the Province of British Columbia, Canada and the courts of the Province of British Columbia and appellate courts therefrom shall have exclusive jurisdiction to determine all matters in dispute hereunder and the parties hereby attorn to the jurisdiction of such courts.

9.9 NOTICE. Any notice, direction or other instrument required or permitted to be given hereunder shall be in writing and may be given by facsimile transmission or by delivery, addressed as follows:

         To MPR:           MPR Teltech Ltd.
                           8999 Nelson Way
                           Burnaby, British Columbia
                           V5A 4B5

                           Attention: Mr. Ian Bardsley, President

                           Telephone No.:    (604) 294-1471
                           Facsimile No.:    (604) 293-6161

         To Purchaser:     Applied Digital Access, Inc.
                           9855 Scranton Road
                           San Diego, California
                           U.S.A. 92121

                           Attention: President

                           Telephone No.:    (619) 623-2200
                           Facsimile No.:    (619) 623-2208

Either of the parties may from time to time change its address for service herein by giving written notice to the other party. Any notice may be served by personal service upon a party or by facsimile to the number for notice hereunder. Any notice given by service upon a party and any notice given by facsimile shall respectively be deemed to be given to and received by the addressee on the day (except Saturdays, Sundays, and statutory holidays) of service or the day of receipt.

9.10 NO CONSEQUENTIAL LOSSES. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY IN CONTRACT OR IN TORT FOR DAMAGES FOR LOST PROFITS, LOST SAVINGS, OR INCIDENTAL, INDIRECT, CONSEQUENTIAL, PUNITIVE OR SPECIAL DAMAGES IN CONNECTION WITH THE DELIVERY, IMPORTATION, SALE OR USE OF THE PRODUCTS OR ANY PART THEREOF OR THIS AGREEMENT, EVEN IF CAUSED BY SUCH PARTY'S NEGLIGENCE AND EVEN IF SUCH PARTY HAS KNOWLEDGE OF THE POSSIBILITY OF SUCH POTENTIAL LOSS OR DAMAGE.

9.11 NO WAIVER. No failure on the part of either party to exercise Any right or remedy in respect of this Agreement shall operate as a waiver thereof, unless it is in writing and signed by such party. Unless expressly provided for therein, such waiver shall not limit or affect the rights of the party with respect to any other or subsequent breach of the same or any other provision. No single or partial exercise of any right or remedy in respect of this Agreement shall preclude any other or further exercise thereof or the exercise of any right or remedy at law or in equity or by statute or otherwise conferred.

9.12 SEVERABILITY. In the event that any particular provision or provisions of this Agreement is or are determined to be invalid, illegal or unenforceable in any respect, then the particular provision or provisions shall be deemed to be severed from the remainder of this Agreement and the validity, legality or enforceability of the remaining provisions contained in this Agreement shall not in any way be affected or impaired, unless as a result of any such determination this Agreement would fail in its essential purpose.

                  IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

APPLIED DIGITAL ACCESS, INC.
by its authorized signatory:

Per:

         --------------------------------
         Name:
         Title:

MPR TELTECH LTD.
by its authorized signatory:

Per:

         --------------------------------
         Name:
         Title: